June 2, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Christopher & Banks Corporation (File No. 001-31390)
Proxy Materials

Ladies and Gentlemen:

The Notice of Annual Meeting of Stockholders, Proxy Statement, Proxy and Notice of Internet Availability of Proxy Materials (the “Proxy Materials”) relating to the Annual Meeting of Stockholders of Christopher & Banks Corporation (the “Company”) to be held on July 27, 2010 (the “Annual Meeting”) were filed with the Securities and Exchange Commission today.  As further described in the Proxy Materials, at the Annual Meeting, the Company’s stockholders will be asked to approve certain amendments to the Company’s Amended and Restated 2006 Equity Incentive Plan for Non-Employee Directors (the “Directors Plan”), including an increase in the number of shares authorized for issuance under the Directors Plan from 625,000 shares to 1,125,000 shares.  The text of the Directors Plan, as proposed to be amended and restated, is attached to the Proxy Statement as Appendix B.  The Company’s stockholders will also be asked to approve at the Annual Meeting certain amendments to the Company’s Amended and Restated 2005 Stock Incentive Plan (the “Stock Plan” and, together with the Directors Plan, the “Plans”), including an increase in the number of shares authorized for issuance under the Stock Plan from 2,975,000 shares to 4,975,000 shares.  The text of the Stock Plan, as proposed to be amended and restated, is attached to the Proxy Statement as Appendix C.

Pursuant to Instruction 5 to Item 10 of Schedule 14A, please be advised that the Company intends to register, on Form S-8, the additional shares to be offered under the Plans promptly following stockholder approval of the amendments to the Plans.

If you have any questions or comments, please contact the undersigned.

Very truly yours,

/s/ Luke R. Komarek

Luke R. Komarek
Senior Vice President, General Counsel and Corporate Secretary
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441
Telephone: (763) 551-5000
Fax: (763) 551-5199